FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of May, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX
Exhibit No. 1  - Director/PDMR Shareholding dated 3 May 2006
Exhibit No. 2  - Director/PDMR Shareholding dated 3 May 2006
Exhibit No. 3  - Holding(s) in Company dated 19 May 2006
Exhibit No. 4  - Holding(s) in Company dated 22 May 2006
Exhibit No. 5  - Holding(s) in Company dated 25 May 2006
Exhibit No. 6  - Transaction in Own Shares dated 26 May 2006
Exhibit No. 7  - Transaction in Own Shares dated 30 May 2006
Exhibit No. 8  - Holding(s) in Company dated 31 May 2006

Exhibit No. 1

May 3, 2006

Dear Sirs

HANSON PLC - DIRECTORS'/PDMRs' SHARE INTERESTS

1.         2006 conditional award under the Hanson long term incentive plan

Following approval by shareholders to introduce a new Hanson long term incentive plan ("LTIP") at the AGM held on April 26, 2006, the 2006 conditional award under the LTIP has been made on May 2, 2006 to approximately 200 Hanson senior executives, including the executive directors and PDMRs listed below:

                                                  Maximum conditional number
Director                                                 of shares

A J Murray                                              163,379
J C Nicholls (a)                                         82,300
G Dransfield                                             58,454

                                                  Maximum conditional number
PDMR                                                    of shares

L S Cadzow                                               41,761
J K Kitzmiller                                           77,791
R C Manning                                              69,642
P J O'Shea                                               45,729
J R Read                                                 38,912
D J Szymanski                                            31,595

a.         The figures shown in the table above for J C Nicholls include the interests of his wife, an employee, who also participates in the LTIP.

The vesting of the conditional award under the LTIP is subject to the satisfaction of performance measures.  The Remuneration Committee of the Board of Hanson has decided that 50% of the conditional award of shares under the LTIP will be subject to a total shareholder return ("TSR") target, 25% of the conditional award of shares will be subject to an EPS target and the remaining
25% of the conditional award of shares will be subject to a cash flow target, as outlined in a letter to shareholders dated March 15, 2006.

For the TSR measure, the Company must achieve a TSR over a three year performance period which is greater than the TSR achieved by at least 50% of the members of an international comparator group of companies. If so 30% of the conditional award subject to TSR measure will vest. All of the conditional award or to TSR measure will vest if the Company achieves a TSR over the performance period which is greater than that achieved by 80% of the comparator group over the same period. Between these two points the award will vest in the proportion of 2.33% of the award for each 1% improvement in the Company's ranking.

The vesting of awards under the EPS and cash flow performance measures will depend on the performances of the Company's EPS - continuing operations before impairments, and the Company's net cash flow from operating activities
(excluding additional pension contributions) over a fixed three-year performance period starting on the first date of the financial year in which the awards are granted.  For the 2006 conditional award, performance will be measured against the results for the year ending December 31, 2005.

The extent to which awards will vest will depend on the extent to which growth in these two performance measures exceeds inflation over the three year performance period on the following bases:

i)          EPS measure

Average annual EPS growth over the three year     % of award vesting applicable to the EPS
performance period                                performance measure

Less than RPI +3%                                                      0%
RPI + 3%                                                              25%
RPI +9% or more                                                       100%
Between RPI +3% and RPI +9%                                   Between 25% and 100%

ii)         Cash flow measure

Average annual cash flow growth over the three    % of award vesting applicable to the cash flow
year performance period                           measure

Less than RPI +5%                                                       0%
RPI +5%                                                                 25%
RPI +10% or more                                                       100%
Between RPI +5% and RPI +10%                                   Between 25% and 100%

2.         Exercise of share option / sale of shares by PDMR

I have today been notified that on May 3, 2006, D J Szymanski exercised options over 9,103 and 7,038 ordinary shares for a cash payment calculated on the difference between the market price of 741p per share and the subscription prices of 473.3p and 461.75p per share, respectively.

Mr Szymanski has also notified that he has today sold 16,269 Hanson ordinary shares at a price of 742.5p per share.

This announcement is intended to satisfy obligations under both the Disclosure
Rules 3.1.4R(1) and S329 of the Companies Act 1985.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 2

May 3, 2006

Dear Sirs

HANSON PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY ("pdmr") OR CONNECTED PERSONS

On May 2, 2006 we received notification from J K Kitzmiller, a PDMR of the
Company, that his US broker sold 11,441 Hanson ADSs at a price of US$68.3247 per
ADS on April 24, 2006.  Each ADS is equivalent 5 Hanson ordinary shares.

This announcement is intended to satisfy obligations under the Disclosure Rules
3.1.4R (1).

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 3

Hanson PLC

May 19, 2006

Holding in Company

Hanson PLC has received notification today that as at May 16, 2006, Morgan
Stanley Securities Limited had a notifiable interest in 22,059,716 ordinary shares in Hanson PLC, representing approximately 3.07% of the issued share capital, excluding shares held in treasury, of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 4

HANSON PLC

May 22, 2006

Holding in Company

Hanson PLC has received notification today that on May 18, 2006 Morgan Stanley
Securities Limited ("MSSL") disposed of an interest in the shares of Hanson PLC with the result that MSSL no longer hold a notifiable interest in the share capital of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 5

Hanson PLC

May 25, 2006

Holding in Company

Hanson PLC has received notification today that as at May 22, 2006, Morgan
Stanley Securities Limited had a notifiable interest in 22,023,357 ordinary shares in Hanson PLC, representing approximately 3.07% of the issued share capital, excluding shares held in treasury, of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 6

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 26 May 2006

Number of ordinary shares purchased: 200,000

Volume weighted average price paid per share: 668.50p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 18,650,000 of its ordinary shares in treasury and has 718,318,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
Hanson PLC
Tel: +44 (0)20 7245 1245

Jeremy Thompson
Hoare Govett Limited
Tel: +44 (0)20 7678 8000

Exhibit No. 7

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 30 May 2006

Number of ordinary shares purchased: 200,000

Volume weighted average price paid per share: 650.42p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 18,850,000 of its ordinary shares in treasury and has 718,118,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 8

Hanson PLC

May 31, 2006

Holding in Company

Hanson PLC (the "Company") has received notification today that, on May 25,
2006, Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares of the Company with the result that MSSL, and the group companies which are direct or indirect holding companies of MSSL, no longer holds a notifiable interest in the ordinary shares of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   01 June, 2006